EXHIBIT 21.1

SUBSIDIARIES

1.	e-Auction Global Trading Inc. (Barbados), a Barbados corporation, wholly-owned by the Company

2.	Aucxis Corp. (Canada), a Canadian corporation, wholly-owned by e-Auction Global Trading Inc. (Barbados)

3.	i-Three Inc., wholly-owned by the Company